Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: DECEMBER 2004

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

EXHIBIT INDEX

Exhibit

Description of Exhibit

1

  News Release – Plan in Place to Resume Production at Terra Nova

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  PETRO-CANADA

   s/ Hugh L. Hooker

Date:  December 1, 2004

Name:  Hugh L. Hooker

Title:

   Associate General Counsel

                and Corporate Secretary

Exhibit 1

For Immediate Release

December 1, 2004

Plan in Place to Resume Production at Terra Nova

St. John’s, NL – The Canada-Newfoundland Offshore Petroleum Board has advised Petro-Canada that it has completed its investigation and formally lifted the suspension of production, once our recommended mitigation actions are in place. Production was shut down on November 21, 2004, following the discharge of oily water from the Terra Nova Floating, Production, Storage and Offloading (FPSO) platform.

However, the current production shutdown will be extended for approximately one week to ten days to allow the completion of additional maintenance work. The C-NOPB requires this work as part of the renewal process for Terra Nova’s Production Operations Authorization (POA). This authorization was due to expire on November 30th but has now been extended to the end of January, 2005.

“Petro-Canada is committed to resuming production in a safe and environmentally responsible manner,” said Gordon Carrick, Vice-President, East Coast. “We have implemented a number of corrective measures arising from the November 21 incident, including equipment upgrades and process improvements. These are detailed in the preliminary report we submitted to the C-NOPB on November 27, 2004.”

“Over the past week, we have carried out some maintenance work and will now take a few extra days to complete other outstanding items consistent with our safety management plan and ongoing maintenance activities,” said Carrick. “The safety of our personnel remains our top priority. We recognize the heightened awareness of all of our operations as a result of last week’s incident. We know we have to rebuild confidence in our operation, and extending the shutdown is part of that process. Once we have completed this work and clearly satisfied ourselves and our partners that we are ready to re-start, our intent is to restore production to pre-shutdown levels of 160 000 barrels per day.”

“We have examined all of our planned maintenance work, and are focusing our efforts on certain safety devices that are due for recertification now, or will become due in the next several months. We have done so in consultation with the C-NOPB,” Carrick added.

Petro-Canada is one of the largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. Its common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock exchange under the symbol PCZ.

For media inquiries, please contact:

For Investor inquiries, please contact:

John Downton

Derek De Leon

Director, Communications

Senior Advisor, Investor Relations

(709) 778-3692

(403) 296-3319

Jackie Dragojevic

Manager, Media Relations

(403) 296-3648